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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2020 (MM/DD/YY) AND ENDING 6/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James Fox Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2659 State Street, Suite 100
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Fox 760-906-6716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

800 Bonaventure Way. Suite 168.	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James Fox Securities, Inc, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IAN GREGOR
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Oct. 29, 2022
Commission #18265719

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James Fox Securities, Inc

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the year ended June 30, 2021

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
James Fox Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of James Fox Securities Inc. as of June 30, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended June 30, 2021 and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of James Fox Securities Inc. as of June 30, 2021 and the results of its operations and its cash flows for the year ended June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of James Fox Securities Inc.'s management. Our responsibility is to express an opinion on James Fox Securities Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to James Fox Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of James Fox Securities Inc. financial statements. The supplemental information is the responsibility of James Fox Securities Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as James Fox Securities Inc.'s auditor since 2020.

Sugar Land, Texas

Aug 25, 2021

James Fox Securities, Inc.
Statement of Financial Condition
June 30, 2021

Assets

Cash	$	247
Deposit with clearing broker		25,000
Commissions receivable		1,046
Prepaid expense		1,239
Deposits		3,050
Total assets	$	30,582

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,379
Income tax payable		50
Total liabilities		5,429
Commitments and contingencies		
Contingent liability		15,000
Total commitments and contingencies		15,000
Stockholder's equity		
Common stock, $0.01 par value, 100,000 shares authorized, 80,000 shares issued and outstanding		800
Additional paid-in capital		35,950
Accumulated deficit		(6,597)
Treasury stock		(20,000)
Total stockholder's equity		10,153
Total liabilities and stockholder's equity	$	30,582

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2021

Revenues	
Commissions	$ 59,612
Total revenues	59,612
Expenses	
Commission expense	20,100
Professional fees	11,582
Communications	2,054
Occupancy expense	812
Interest expense	810
Other operating expenses	21,162
Total expenses	56,520
Net income (loss) before income tax provision	3,092
Income tax provision	850
Net income (loss)	$ 2,242

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.

Statement of Changes in Stockholder's Deficit

For the Year Ended June 30, 2021

	Common Stock	Additional Paid-in Capial	Accumulated Deficit	Treasury Stock	Total
Balance at June 30, 2020	$ 800	$ 35,950	$ (8,839)	$ (20,000)	$ 7,911
Net income (loss)	-	-	2,242	-	2,242
Balance at June 30, 2021	$ 800	$ 35,950	$ (6,597)	$ (20,000)	$ 10,153

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2021

Cash flow from operating activities:		
Net income (loss)		$ 2,242
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ 1,156	
Prepaid expense	(25)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(4,180)	
Total adjustments		(3,049)
Net cash provided by (used in) operating activities		(807)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(807)
Cash at beginning of year		1,054
Cash at end of year		$ 247
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 810	
Income taxes	$ 850	

The accompanying notes are an integral part of these financial statements.

James Fox Securities, Inc.
Notes to Financial Statements
June 30, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

James Fox Securities, Inc. (the "Company") was incorporated in the State of Arizona on November 15, 1996 and operates an office in Carlsbad, California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer that provides several classes of services, including the retail sale of corporate equity securities, corporate debt securities, mutual funds, and government securities over the counter.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession of control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions revenues are primarily commissions earned on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis, at which point all of the Company's performance obligations have been completed.

Office equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the assets' estimated useful lives. Repairs and maintenance to these assets are charged as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. For the year ended June 30, 2021, office equipment was fully depreciated.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax carry forwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC Topic 606 effective July 1, 2018, with no material impact on the Company's financial statements.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with Wedbush Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients on a fully disclosed basis as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2021 was $25,000.

Note 3: INCOME TAXES

The Company's income tax provision consists of the following:

Federal income tax	$ --
State income taxes	850
Total income tax provision	$ 850

At June 30, 2021, the Company had federal available net operating loss carryforwards of approximately $690 which will expire in varying amounts beginning in 2035, resulting in a deferred tax benefit of approximately $145.

The Company is required to file income tax returns in both federal and state jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has a bank overdraft facility with Union Bank under which it may borrow up to $1,000. Borrowing on the line of credit bears interest at a fixed rate of 16.8%. At June 30, 2021, there is no balance outstanding.

On March 18, 2016, the Company entered into a settlement agreement and release. This agreement effectively cancelled a purchase and option agreement between the sole shareholder to sell his stock ownership of the Company to a third party. The agreement called for the cancellation of 20,000 shares of the outstanding common stock. The agreement also established a $15,000 non-current contingent liability that will only become payable if the sole shareholder sells his shares in the company.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For the year ended June 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2021. The Company's lease is month-to-month, consequently ASC Topic 842 did not have a material impact on the Company's financial statements and related disclosures.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum equity capital net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2021, the Company had net capital of $5,864 which was $864 in excess of its required capital of $5,000; and the Company's ratio of aggregate indebtedness ($20,429) to net capital was 3.48 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

James Fox Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of June 30, 2021

Computation of net capital				
Common stock	$	800		
Additional paid-in capital		35,950		
Accumulated deficit		(6,597)		
Treasury stock		(20,000)		
Total stockholder's equity			$	10,153
Less: Non-allowable assets				
Prepaid expense		(1,239)		
Deposits		(3,050)		
Total non-allowable assets				(4,289)
Net capital				5,864
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	1,362		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	864
Ratio of aggregate indebtedness to net capital		3.48: 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated June 30, 2021.

See report of independent registered public accouting firm

James Fox Securities, Inc.

Schedule II – Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 As of June 30, 2021

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Schedule III – Information Relating to Possession or Control Requirements Pursuant to SEC rule 15c3-3 Pursuant to SEC Rule 15c3-3 As of June 30, 2021

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

JFSI
JAMES FOX SECURITIES, INC.
MEMBER FINRA SIPC

Exemption Report

James Fox Securities, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R § 240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)from July 1, 2020 to June 30, 2021 without exception.

I, James C H Fox, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

James Fox, Principle

James Fox Securities, Inc.

Date: August 20, 2021

2659 STATE STREET, SUITE 100, CARLSBAD, CA 92008 TEL. 760.908.6716

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
James Fox Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) James Fox Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which James Fox Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) James Fox Securities, Inc. stated that James Fox Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year from July 1, 2020 to June 30, 2021 without exception. James Fox Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about James Fox Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Aug 25, 2021